Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications Optibase, Ltd.
011-972-9-9709-202
tallyn@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

NORTH DAKOTA TELEPHONE COMPANY CHOOSES OPTIBASE’S MPEG-4 H.264 IPTV SOLUTION

Optibase Carrier-Grade Solution Provides Multi-Channel Video/ Audio Services over IP

MOUNTAIN VIEW, Calif & HERZLIYA, Israel, December 27, 2006 – Optibase, Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions today announced that North Dakota Telephone Company, NDTC, a telephone service provider, has selected Optibase’s carrier-grade IPTV streaming platform, MGW 5100, to deliver local television channels to its subscribers. CC&I Engineering, a leading telecommunications engineering and consulting group recommended Optibase as head-end provider for the deployment of a multi-channel digital video and audio service to homes and residences in Devils Lake, ND.

NDTC is a progressive Telco headquartered in Devils Lake, ND. It serves approximately 18,000 lines in 25 exchanges in North Dakota. Along with Polar Communications (Langdon, ND) and United Telephone Mutual Aid (Langdon, ND) NDTC is an equity partner in Dakota Video Network (DVN), an IP video headend located in Park River. NDTC plans to locally augment video/audio services available from DVN with Optibase’s head-end solution to produce H.264, MPEG-4 Part 10 compressed video/audio content. Services will be distributed over two platforms, ADSL 2+ and active FTTP networks. Television channels will be received and processed in NDTC’s Optibase headend to be aggregated with eighty television channels of content transported from Park River via Ethernet over SONET OC-48 for local distribution to NDTC customers.

“Since our inception in 1993, we have been providing our customers highly reliable quality telecom services. The addition of Optibase’s carrier grade IPTV solution will enable us to continue to do so into the future,” said Dave Dircks, General Manager of NDTC. “Optibase’s Media Gateway platforms enable us to efficiently roll out a flexible IPTV service. Our choice to include Optibase in our video/audio head-end was based on its proven experience in building reliable head-ends that meet carrier grade specifications.”

“Our Media Gateway platforms are designed to enable the flexibility of IPTV service and scale as needed,” said Adam Schadle, President of Optibase Inc. “We are thrilled to have been selected and remain committed to serving the telephone carrier marketplace with the highest quality IPTV solutions.”

About CC& I Engineering

50 years of providing engineering services to clients throughout the country has helped CC & I Engineering earn a reputation of expertise in the telecommunications industry. “Our innovative approach to the research, development, and implementation of technology is recognized by telecommunication equipment vendors as a key source to seek endorsement of their products” said David Pawlowski, Engineering Manager at CC & I. Engineering. “We can coordinate very small projects or provide overall management of large complex projects. Satisfied clients include those for whom we have provided traditional central office planning and outside plant engineering, to those building advanced multi-vendor converged services networks”.
http://www.cci-eng.com/about.tpl

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.